Term Sheet
To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 98-II dated October 2, 2008

Term sheet to
Product Supplement No. 98-II
Registration Statement No. 333-130051
Dated October 3, 2008; Rule 433

JPMorganChase

Structured Investments

JPMorgan Chase & Co.
$
Index Basket Knock-Out Notes Linked to an Equally Weighted Basket Consisting of the S&P 500® Index, the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index due October 31, 2011

General

- The notes are designed for investors who seek to participate in the appreciation of an equally weighted basket of domestic and international equity indices at maturity and who anticipate that the Index closing level for each Basket Index will not decline, as compared to the relevant Index starting level, by more than 35% on any trading day during the Monitoring Period. Investors should be willing to forgo interest and dividend payments and, if the Index closing level for any of the Basket Indices declines by more than 35% on any trading day during the Monitoring Period, be willing to lose some or all of their principal. If none of the Basket Indices declines by more than 35% during the term of the notes, investors have the opportunity to receive the greater of (a) the Basket Return and (b) the Contingent Minimum Return of at least 20% at maturity. The actual Contingent Minimum Return will be determined on the pricing date and will not be less than 20%.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing October 31, 2011†.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes are expected to price on or about October 28, 2008 and are expected to settle on or about October 31, 2008.

Key Terms

Basket:	The notes are linked to an equally weighted basket consisting of the S&P 500® Index, the Nikkei 225 Index and Dow Jones EURO STOXX 50® Index (each a "Basket Index," and collectively, the "Basket Indices").
Index Weightings:	The S&P 500 Weighting, the Nikkei Weighting and the EURO STOXX Weighting (each an "Index Weighting," and collectively, the "Index Weightings") are each set to equal 1/3 of the value of the Basket, or approximately 33.3333%.
Knock-Out Event:	A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the Index closing level for any Basket Index has decreased, as compared to the Index starting level for such Basket Index, by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	35%
Payment at Maturity:	***If a Knock-Out Event has occurred***, you will receive a cash payment at maturity that will reflect the performance of the Basket. Under these circumstances, your final payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 x Basket Return) *If a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Ending Basket Level has declined from the Starting Basket Level.* ***If a Knock-Out Event has not occurred***, you will receive a cash payment at maturity that will reflect the performance of the Basket, subject to the Contingent Minimum Return. If a Knock-Out Event has not occurred, your final payment at maturity per $1,000 principal amount note will equal $1,000 *plus* the product of (a) $1,000 and (b) the greater of (i) the Basket Return and (ii) the Contingent Minimum Return. For additional clarification, please see "What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?"
Contingent Minimum Return:	At least 20%. The actual Contingent Minimum Return will be determined on the pricing date and will not be less than 20%.
Monitoring Period:	The period from the pricing date to and including the Observation Date.
Basket Return:	$\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$
Starting Basket Level:	Set equal to 100 on the pricing date, which is expected to be on or about October 28, 2008.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level will be calculated as follows: 100 x [1 + (S&P 500 Return * S&P 500 Weighting) + (Nikkei Return * Nikkei Weighting) + (EURO STOXX Return * EURO STOXX Weighting)] Each of the S&P 500 Return, the Nikkei Return and the EURO STOXX Return is the performance of the relevant Basket Index, expressed as a percentage, from the relevant Index closing level on the pricing date (each an "Index starting level") to the relevant Index closing level on the Observation Date. For additional information, see "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 98-II.
Observation Date:	October 26, 2011†
Maturity Date:	October 31, 2011†
CUSIP:	48123LRV8

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 98-II.

Investing in the Index Basket Knock-Out Notes involves a number of risks. See "Risk Factors" beginning on page PS-7 of the accompanying product supplement no. 98-II and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 98-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $42.50 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. JPMSI may use a portion of that commission to pay selling concessions to other dealers of approximately $20.00 per $1,000 principal amount note. The other dealers may forgo in their sole discretion, some or all of their selling concessions. The actual commission received by JPMSI may be more or less than $42.50 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions that may be allowed to other dealers, exceed $50.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-35 of the accompanying product supplement no. 98-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

October 3, 2008

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 98-II dated October 2, 2008. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 98-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 98-II dated October 2, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208004829/e33094_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to participate in the appreciation of the Basket at maturity. *If a Knock-Out Event has not occurred,* in addition to the principal amount, you will receive at least the Contingent Minimum Return of 20% on the notes, or $1,200 for every $1,000 principal amount note. The actual Contingent Minimum Return on the notes will be set on the pricing date and will not be less than 20%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **DIVERSIFICATION AMONG THE BASKET INDICES —** The return on the notes is linked to a basket consisting of the S&P 500® Index, the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and which, therefore, are among the most actively traded on that exchange. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50° Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the "Licensors"), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. For additional information about the Basket and each Basket Index, please see "The S&P 500® Index," "The Nikkei 225 Index" and "The Dow Jones EURO STOXX 50® Index" in the accompanying product supplement no. 98-II.

- **CAPITAL GAINS TAX TREATMENT —** You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 98-II. As described therein, we and you will agree to characterize and treat the notes for U.S. federal income tax purposes as "open transactions". Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated either as subject (in whole or in part) to the "constructive ownership transaction" rules of Section 1260 of the Internal Revenue Code, as discussed in the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 98-II, or as "contingent payment debt instruments."
  Moreover, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket or any of the component stocks of the Basket Indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 98-II dated October 2, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —** The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Basket Return is positive or negative. If the Index closing level of any Basket Index has declined, as compared to the Index starting level of such Basket Index, by more than the Knock-Out Buffer Amount of 35% on any trading day during the Monitoring Period, a Knock-Out Event has occurred, and the protection provided by the Knock-Out Buffer Amount of 35% will terminate. Under these circumstances, you could lose some or all of your principal.

- **YOUR PROTECTION MAY TERMINATE ON ANY TRADING DAY DURING THE TERM OF THE NOTES —** If the Index closing level of any Basket Index on any trading day during the Monitoring Period declines from the Index starting level of such Basket Index by more than the Knock-Out Buffer Amount of 35%, you will at maturity be fully exposed to any depreciation in the Basket. We refer to this feature as a contingent buffer. Under these circumstances, if the Ending Basket Level is less than the Starting Basket Level, you will lose 1% of the principal amount of your investment for every 1% decrease in the Ending Basket Level as compared to the Starting Basket Level. You will be subject to this potential loss of principal even if the relevant Basket Index subsequently increases such that the Index closing level of such Basket Index is less than the relevant Index starting level by not more than the Knock-Out Buffer Amount of 35%, or is equal to or greater than the relevant Index starting level. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus the Contingent Minimum Return at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN OF 20%* MAY TERMINATE ON ANY TRADING DAY DURING THE TERM OF THE NOTES —** If the Index closing level of any Basket Index on any trading day during the Monitoring Period declines from the Index starting level of such Basket Index by more than the Knock-Out Buffer Amount of 35%, you will not be entitled to receive the Contingent Minimum Return of 20%* on the notes. Under these circumstances, you will lose some or all of your investment at maturity and be fully exposed to any depreciation in the Basket.
  * The actual Contingent Minimum Return on the notes will be set on the pricing date and will not be less than 20%.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY —** While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS —** As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Indices would have.

- **NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES —** The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks underlying the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index are based, although any currency fluctuations could affect the performance of the Basket. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

- **LACK OF LIQUIDITY —** The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS —** We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index or the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES —** In addition to the levels of the Basket Indices on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Basket Indices;
  - the time to maturity of the notes;
  - whether a Knock-Out Event has occurred;
  - the dividend rate on the common stocks underlying the Basket Indices;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and the volatility of the exchange rate between the U.S. dollar, the Japanese yen and the European Union euro; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Contingent Minimum Return of 20%. The actual Contingent Minimum Return will be determined on the pricing date and will not be less than 20%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return	
		Knock-Out Event Has Not Occurred(1)	Knock-Out Event Has Occurred(2)
190.00	90.00%	90.00%	90.00%
180.00	80.00%	80.00%	80.00%
170.00	70.00%	70.00%	70.00%
160.00	60.00%	60.00%	60.00%
150.00	50.00%	50.00%	50.00%
140.00	40.00%	40.00%	40.00%
130.00	30.00%	30.00%	30.00%
120.00	20.00%	20.00%	20.00%
115.00	15.00%	20.00%	15.00%
110.00	10.00%	20.00%	10.00%
105.00	5.00%	20.00%	5.00%
102.50	2.50%	20.00%	2.50%
100.00	0.00%	20.00%	0.00%
95.00	-5.00%	20.00%	-5.00%
90.00	-10.00%	20.00%	-10.00%
85.00	-15.00%	20.00%	-15.00%
80.00	-20.00%	20.00%	-20.00%
70.00	-30.00%	20.00%	-30.00%
60.00	-40.00%	N/A	-40.00%
50.00	-50.00%	N/A	-50.00%
40.00	-60.00%	N/A	-60.00%
30.00	-70.00%	N/A	-70.00%
20.00	-80.00%	N/A	-80.00%

(1) The Index closing level of each Basket Index has not declined, as compared to the Index starting level of such Basket Index, by more than 35% on any trading day during the Monitoring Period.

(2) The Index closing level of any Basket Index has declined, as compared to the Index starting level of such Basket Index, by more than 35% on at least one trading day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth above are calculated.

Example 1: A Knock-Out Event has not occurred, and the level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 115. Because a Knock-Out Event has not occurred and the Basket Return of 15% is less than the hypothetical Contingent Minimum Return of 20%, the investor receives a payment at maturity of $1,200 per $1,000 principal amount note.

Example 2: A Knock-Out Event has not occurred, and the level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 80. Because a Knock-Out Event has not occurred and the Basket Return of -20% is less than the hypothetical Contingent Minimum Return of 20%, the investor receives a payment at maturity of $1,200 per $1,000 principal amount note.

Example 3: A Knock-Out Event has not occurred, and the level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 140. Because a Knock-Out Event has not occurred and the Basket Return of 40% is greater than the hypothetical Contingent Minimum Return of 20%, the investor receives a payment at maturity of $1,400 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 40\%) = \$1,400$$

Example 4: A Knock-Out Event has occurred, and the level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 80. Because a Knock-Out Event has occurred and the Basket Return is -20%, the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -20\%) = \$800$$

Example 5: A Knock-Out Event has occurred, and the level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120. Because a Knock-Out Event has occurred and the Basket Return is 20%, the investor receives a payment at maturity of $1,200 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 20\%) = \$1,200$$

JPMorgan Structured Investments —   TS- 3

Index Basket Knock-Out Notes Linked to an Equally Weighted Basket Consisting of the S&P 500® Index, the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index

Historical Information

The following graphs show the historical weekly performance of each Basket Index as well as the Basket as a whole from January 3, 2003 through September 26, 2008. The graph of the historical Basket performance assumes the Basket level on January 3, 2003 was 100 and the Index Weightings specified on the cover of this term sheet on that date. The Index closing level of the S&P 500® Index on October 2, 2008 was 1114.28. The Index closing level of the Nikkei 225 Index on October 2, 2008 was 11154.76. The Index closing level of the Dow Jones EURO STOXX 50® Index on October 2, 2008 was 3007.51.

We obtained the various Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Basket Index and of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level of any Basket Index on the Observation Date. We cannot give you assurance that the performance of the Basket Indices will result in the return of any of your initial investment.









JPMorgan Structured Investments —   TS- 4

Index Basket Knock-Out Notes Linked to an Equally Weighted Basket Consisting of the S&P 500® Index, the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index